Exhibit 2

Third Quarter Results 2025

River Phase 1 project, Miami, Florida

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange (CPO)

Ticker: CEMEX.CPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4327

E-Mail: ir@cemex.com

Operating and financial highlights

		January - September			Third Quarter
				l-t-l				l-t-l
	2025	2024	% var	% var	2025	2024	% var	% var
Consolidated volumes
Domestic gray cement	32,456	33,147	(2%)		11,144	11,154	(0%)
Ready-mix	32,206	32,747	(2%)		11,243	11,401	(1%)
Aggregates	98,650	102,140	(3%)		35,084	35,417	(1%)

Sales	11,952	12,282	(3%)	(1%)	4,245	4,055	5%	2%
Gross profit	3,948	4,192	(6%)	(3%)	1,426	1,333	7%	4%
as % of Sales	33.0%	34.1%	(1.1pp )		33.6%	32.9%	0.7pp
Operating earnings before other income and expenses, net	1,332	1,450	(8%)	(5%)	547	428	28%	25%
as % of Sales	11.1%	11.8%	(0.7pp )		12.9%	10.5%	2.4pp
SG&A expenses as % of Sales	9.6%	9.6%	0.0pp		8.7%	9.6%	(0.9pp )
Controlling interest net income (loss)	1,316	891	48%		264	406	(35%)
Operating EBITDA	2,299	2,382	(3%)	(1%)	882	743	19%	16%
as % of Sales	19.2%	19.4%	(0.2pp )		20.8%	18.3%	2.5pp

Free Cash Flow from Operations	473	303	56%		539	186	190%

Total debt	6,789	7,512	(10%)		6,789	7,512	(10%)
Earnings (loss) of continuing operations per ADS	0.47	0.46	3%		0.16	0.15	8%
Fully diluted earnings (loss) of continuing operations per ADS	0.47	0.45	4%		0.16	0.14	10%
Average ADSs outstanding (1)	1,470	1,468	0%		1,471	1,470	0%
Employees	40,244	44,292	(9%)		40,244	44,292	(9%)

(1)

For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form. The calculation of Average ADSs outstanding also includes the restricted ADSs allocated to eligible employees as variable compensation.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters. In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Consolidated Net Sales reached US$4.2 billion in 3Q25, a 2% increase from 3Q24 on a like-to-like basis, marking the first quarterly growth since 1Q24, supported by positive dynamics in EMEA and South, Central America and the Caribbean regions, along with an improving trend in Mexico and the U.S.

Cost of sales, as a percentage of Net Sales, decreased by 0.7pp to 66.4% in 3Q25 compared with the same period last year, reflecting initial benefits from savings under Project Cutting Edge, coupled with a favorable energy cost environment.

Operating expenses, as a percentage of Net Sales decreased 1.6pp in 3Q25 to 20.7%, mainly driven by savings in administrative, corporate and distribution expenses, reflecting benefits from Project Cutting Edge.

Operating EBITDA reached US$882 million in 3Q25, increasing 16% on a like-to-like basis. Performance was supported by all regions, with EMEA, Mexico, and South, Central America and the Caribbean region recording double-digit growth.

Operating EBITDA margin in 3Q25 increased 2.5 pp to 20.8% year-on-year, its highest level for a third quarter since 2020. The U.S. and Europe reached record third quarter margins, while Mexico and our South, Central America and the Caribbean region posted multi-year highs.

Controlling interest net income was US$264 million in 3Q25, its variation from 3Q24 is largely explained by the prior year one-off gain from asset divestments. Adjusting for the net effect of discontinued operations, net income grew by 8% in 3Q25 and by 3% year-to-date, compared to the same periods in 2024.

2025 Third Quarter Results	Page 2

Operating results

Mexico

	January - September				Third Quarter
	2025	2024	% var	l-t-l % var	2025	2024	% var	l-t-l % var
Sales	3,158	3,831	(18%)	(10%)	1,117	1,136	(2%)	(5%)
Operating EBITDA	1,025	1,193	(14%)	(6%)	369	319	16%	11%
Operating EBITDA margin	32.4%	31.1%	1.3pp		33.1%	28.1%	5.0pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(11%)	(6%)	(11%)	(12%)	(15%)	(10%)
Price (USD)	(4%)	10%	(3%)	10%	(4%)	10%
Price (local currency)	5%	6%	6%	6%	4%	6%

In Mexico, 3Q25 results reflect the expected inflection point in quarterly performance underlying our annual guidance, with Operating EBITDA growing by 11% on a like-to-like basis; this double-digit growth was supported by a leaner cost base and higher prices, despite lower volumes.

Project Cutting Edge initiatives are already delivering relevant operational improvements, reflected in the 5.0pp of Operating EBITDA margin expansion in 3Q25, to 33.1%, its highest level since 2021.

Volume trends began to improve after a challenging first half, with average daily cement sales outperforming historical seasonality despite heavy rains in August and September.

Prices for cement, ready-mix, and aggregates have increased by mid-single-digit rates since 4Q24, mitigating input cost inflation.

We are already participating in the execution of several projects under “Viviendas para el Bienestar”, with demand environment expected to improve as the government accelerates its infrastructure and social housing plans.

United States

	January - September				Third Quarter
	2025	2024	% var	l-t-l % var	2025	2024	% var	l-t-l % var
Sales	3,806	3,961	(4%)	(4%)	1,310	1,335	(2%)	(2%)
Operating EBITDA	738	792	(7%)	(7%)	269	258	4%	4%
Operating EBITDA margin	19.4%	20.0%	(0.6pp )		20.6%	19.3%	1.3pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(3%)	(1%)	(6%)	(3%)	(6%)	(0%)
Price (USD)	(2%)	(3%)	1%	0%	5%	6%
Price (local currency)	(2%)	(3%)	1%	0%	5%	6%

The United States reached a record third quarter Operating EBITDA and Operating EBITDA margin, despite demand conditions, driven by increased cost efficiencies and higher prices.

Adjusting for ready-mix asset sales and the consolidation of Couch Aggregates, volumes for our 3 core products declined by 1% year-on-year. Demand continues to reflect strength in infrastructure offset by persistent softness in the residential sector. Aggregates prices are up 5% since 4Q24, adjusting for product-mix.

2025 Third Quarter Results	Page 3

Operating results

Europe, Middle East, and Africa

	January - September				Third Quarter
	2025	2024	% var	l-t-l % var	2025	2024	% var	l-t-l % var
Sales	3,790	3,476	9%	6%	1,379	1,243	11%	5%
Operating EBITDA	593	460	29%	25%	247	201	23%	17%
Operating EBITDA margin	15.7%	13.2%	2.5pp		17.9%	16.2%	1.7pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	7%	5%	6%	6%	4%	3%
Price (USD)	4%	9%	5%	8%	2%	3%
Price (local currency) (*)	2%	4%	1%	1%	(2%)	(2%)

The EMEA region continued recording strong performance, reaching new records in Operating EBITDA and Operating EBITDA margins both for Europe and Middle East & Africa.

For the EMEA region, cement, ready-mix and aggregate prices increased by low single-digit rates compared to 4Q24.

In Europe, high-single-digit growth in cement volumes was mostly driven by infrastructure throughout Eastern Europe, with housing activity also boosting demand in Spain. In the UK and Germany volumes are stabilizing.

In the Middle East and Africa, ready-mix and aggregates volumes in the quarter expanded by 13% and 1% respectively, on a year-over-year basis.

Regarding our decarbonization efforts, our operations in Europe remain at the forefront having surpassed already the European Cement Association’s consolidated net CO2 emissions target(1) for 2030, further reinforcing our position as an industry leader.

(*)	Calculated on a volume-weighted-average basis at constant foreign exchange rates.
(1)	Excluding downstream reductions in ready-mix and construction carbonation.

2025 Third Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - September				Third Quarter
	2025	2024	% var	l-t-l % var	2025	2024	% var	l-t-l % var
Sales	855	833	3%	4%	295	277	6%	5%
Operating EBITDA	166	155	7%	8%	64	41	55%	54%
Operating EBITDA margin	19.4%	18.6%	0.8pp		21.6%	14.8%	6.8pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	3%	5%	(1%)	(7%)	(6%)	(10%)
Price (USD)	1%	3%	3%	7%	(2%)	(1%)
Price (local currency) (*)	2%	3%	6%	5%	0%	(3%)

The South, Central America and the Caribbean region delivered strong quarterly results, with Operating EBITDA rising by 54% and Operating EBITDA margin expanding by 6.8pp. Solid results were driven by the completion of the debottlenecking project last quarter in Jamaica, allowing us to replace low margin imports with domestically produced cement, benefits from Project Cutting Edge, as well as a favorable comparison base this quarter.

In Colombia demand is being driven by the informal sector, with a rebound in bagged cement volumes, and the Metro project in Bogotá. In Jamaica we are seeing tourism related developments, along with improved bagged cement sales supported by remittances.

Sequential prices for cement and ready-mix in the region in 3Q25 are relatively stable with variation largely explained by regional mix.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2025 Third Quarter Results	Page 5

Operating results

Operating EBITDA and Free Cash Flow from Operations

	January - September			Third Quarter
	2025	2024	% var	2025	2024	% var
Operating earnings before other expenses, net	1,332	1,450	(8%)	547	428	28%
Depreciation and amortization of assets	967	932		335	315

Operating EBITDA	2,299	2,382	(3%)	882	743	19%
Net Interest Paid	(314)	(412)		(104)	(129)
Maintenance capital expenditures & lease payments (1)	(605)	(608)		(224)	(244)
Change in working capital	(545)	(413)		132	161
Net Taxes Paid	(223)	(795)		(87)	(362)
Other cash expenditures	(219)	8		(67)	(15)
Proceeds from sales of fixed assets	88	35		8	9
Free cash flows from discontinued operations	(8)	104		(2)	23

Free Cash Flow from Operations	473	303	56%	539	186	190%

In millions of U.S. dollars, except percentages.

(1)	Including lease payments of US$70 million in 3Q25 and US$71 million in 3Q24; US$214 million for the period of January-September 2025 and US$218 million in January-September 2024.

Net Debt Variation: Amounts below are presented in terms of their effect on Net Debt

Net debt	4Q24:	5,836	2Q25:	5,756

Free Cash Flow from Operations (effect on Net Debt)		(473)		(539)

Growth capital expenditures		371		117
Acquisitions and divestments		(801)		40
Dividends		95		33
Investments in intangible assets		150		55
Coupons on subordinated notes		99		44
Others, net (1)		314		87

Net debt variation		(245)		(164)

Net debt	3Q25:	5,592	3Q25:	5,592

In millions of U.S. dollars.

(1)	Others net, for both 3Q25 and Jan-Sept 2025 is largely explained by FX conversion effect and activities related to our stock compensation plan.

Information on debt

	Third Quarter			Second Quarter		Third Quarter
	2025	2024	% var	2025		2025	2024
Total debt (1)	6,789	7,512	(10%)	6,921	Currency denomination (3)
Short-term	11%	5%		13%	U.S. dollar	68%	73%
Long-term	89%	95%		87%	Euro	21%	19%
Cash and cash equivalents	1,198	422	184%	1,166	Mexican peso	7%	5%

Net debt	5,592	7,090	(21%)	5,756	Other	3%	3%

Consolidated net debt (2)	5,666	7,191		5,839	Interest rate (3)
Consolidated leverage ratio (2)	1.88	2.22		2.05	Fixed	67%	68%
Consolidated coverage ratio (2)	7.86	7.28		7.12	Variable	33%	32%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements.
(3)	Includes the effect of our interest rate and cross-currency derivatives, as applicable.

2025 Third Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - September				Third Quarter
				like-to-like				like-to-like
STATEMENT OF OPERATIONS	2025	2024	% var	% var	2025	2024	% var	% var
Sales	11,952,175	12,282,335	(3%)	(1%)	4,245,421	4,055,028	5%	2%
Cost of sales	(8,004,350)	(8,090,122)	1%		(2,819,782)	(2,722,094)	(4%)

Gross profit	3,947,825	4,192,214	(6%)	(3%)	1,425,639	1,332,934	7%	4%
Operating expenses	(2,615,743)	(2,742,134)	5%		(878,310)	(905,355)	3%

Operating earnings before other income and expenses, net	1,332,081	1,450,079	(8%)	(5%)	547,329	427,579	28%	25%
Other expenses, net	(208,634)	(19,853)	(951%)		(95,090)	(28,257)	(237%)

Operating earnings	1,123,447	1,430,226	(21%)		452,239	399,322	13%
Financial expense	(345,721)	(422,716)	18%		(110,148)	(139,254)	21%
Other financial income (expense), net	138,086	(272,747)	N/A		(11,938)	(97,383)	88%
Financial income	31,342	26,434	19%		12,196	8,020	52%
Results from financial instruments, net	(40,066)	(11,732)	(242%)		(7,133)	(7,593)	6%
Foreign exchange results	213,902	(218,075)	N/A		5,968	(74,168)	N/A
Effects of net present value on assets and liabilities and others, net	(67,091)	(69,374)	3%		(22,969)	(23,642)	3%
Equity in gain (loss) of associates	55,883	68,251	(18%)		30,624	35,198	(13%)

Income (loss) before income tax	971,696	803,015	21%		360,777	197,883	82%
Income tax	(272,535)	(122,110)	(123%)		(120,868)	18,568	N/A

Profit (loss) of continuing operations	699,161	680,904	3%		239,909	216,450	11%
Discontinued operations	631,711	225,754	180%		32,140	192,024	(83%)

Consolidated net income (loss)	1,330,872	906,658	47%		272,049	408,475	(33%)
Non-controlling interest net income (loss)	15,196	16,157	(6%)		8,349	2,758	203%

Controlling interest net income (loss)	1,315,676	890,501	48%		263,699	405,717	(35%)

Operating EBITDA	2,299,039	2,382,027	(3%)	(1%)	882,264	742,590	19%	16%
Earnings (loss) of continued operations per ADS	0.47	0.46	3%		0.16	0.15	8%
Earnings (loss) of discontinued operations per ADS	0.44	0.16	180%		0.02	0.13	(83%)

	As of September 30
STATEMENT OF FINANCIAL POSITION	2025	2024	% var
Total assets	29,007,657	27,994,794	4%
Cash and cash equivalents	1,197,717	422,281	184%
Trade receivables less allowance for doubtful accounts	1,960,041	1,874,969	5%
Other accounts receivable	781,700	748,443	4%
Inventories, net	1,559,293	1,557,932	0%
Assets held for sale	306,185	1,219,287	(75%)
Other current assets	151,585	158,967	(5%)
Current assets	5,956,521	5,981,879	(0%)
Property, machinery and equipment, net	11,908,751	11,252,917	6%
Other assets	11,142,385	10,759,999	4%

Total liabilities	15,090,221	15,582,379	(3%)
Current liabilities	6,526,442	6,090,441	7%
Long-term liabilities	5,142,095	6,117,876	(16%)
Other liabilities	3,421,685	3,374,062	1%

Total stockholder’s equity	13,917,436	12,412,415	12%
Common stock and additional paid-in capital	7,699,108	7,699,108	0%
Other equity reserves	(2,502,420)	(2,783,574)	10%
Subordinated notes	1,974,000	1,985,040	(1%)
Retained earnings	6,432,432	5,198,444	24%
Non-controlling interest	314,316	313,396	0%

2025 Third Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter
				like-to-like				like-to-like
Sales	2025	2024	% var	% var	2025	2024	% var	% var
Mexico	3,158,145	3,831,429	(18%)	(10%)	1,117,220	1,135,999	(2%)	(5%)
U.S.A.	3,806,159	3,960,621	(4%)	(4%)	1,309,885	1,334,683	(2%)	(2%)
Europe, Middle East and Africa	3,789,670	3,476,292	9%	6%	1,378,733	1,242,949	11%	5%
Europe	2,849,253	2,748,890	4%	(0%)	1,026,428	969,707	6%	1%
Middle East and Africa	940,417	727,402	29%	28%	352,306	273,242	29%	20%
South, Central America and the Caribbean	854,745	832,845	3%	4%	294,597	276,703	6%	5%
Others and intercompany eliminations	343,455	181,148	90%	91%	144,984	64,694	124%	126%

TOTAL	11,952,175	12,282,335	(3%)	(1%)	4,245,421	4,055,028	5%	2%

GROSS PROFIT
Mexico	1,587,411	1,916,010	(17%)	(10%)	558,833	544,773	3%	(1%)
U.S.A.	1,079,590	1,143,183	(6%)	(6%)	385,135	383,884	0%	0%
Europe, Middle East and Africa	1,006,311	846,107	19%	15%	389,920	333,619	17%	11%
Europe	801,331	713,715	12%	7%	311,878	279,444	12%	6%
Middle East and Africa	204,980	132,392	55%	58%	78,042	54,176	44%	37%
South, Central America and the Caribbean	266,903	262,065	2%	3%	96,450	77,851	24%	23%
Others and intercompany eliminations	7,610	24,849	(69%)	(69%)	(4,699)	(7,194)	35%	35%

TOTAL	3,947,825	4,192,214	(6%)	(3%)	1,425,639	1,332,934	7%	4%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	867,780	1,034,179	(16%)	(8%)	314,626	269,533	17%	12%
U.S.A.	349,883	400,637	(13%)	(13%)	137,596	125,452	10%	10%
Europe, Middle East and Africa	343,452	229,843	49%	46%	160,587	120,441	33%	27%
Europe	231,059	177,509	30%	22%	116,543	94,085	24%	18%
Middle East and Africa	112,393	52,334	115%	127%	44,044	26,357	67%	62%
South, Central America and the Caribbean	114,181	107,591	6%	7%	44,092	24,991	76%	76%
Others and intercompany eliminations	(343,214)	(322,171)	(7%)	(15%)	(109,573)	(112,837)	3%	7%

TOTAL	1,332,081	1,450,079	(8%)	(5%)	547,329	427,579	28%	25%

2025 Third Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of sales.

	January - September					Third Quarter
					like-to-like					like-to-like
OPERATING EBITDA	2025	2024	%var		% var	2025	2024	% var		% var
Mexico	1,024,509	1,192,945	(14%)		(6%)	369,400	319,277	16%		11%
U.S.A.	737,588	792,375	(7%)		(7%)	269,307	257,968	4%		4%
Europe, Middle East and Africa	593,119	459,976	29%		25%	247,059	201,489	23%		17%
Europe	430,497	373,025	15%		10%	183,908	163,781	12%		7%
Middle East and Africa	162,622	86,951	87%		92%	63,151	37,708	67%		59%
South, Central America and the Caribbean	165,558	154,912	7%		8%	63,596	41,021	55%		54%
Others and intercompany eliminations	(221,734)	(218,180)	(2%)		(13%)	(67,097)	(77,165)	13%		20%

TOTAL	2,299,039	2,382,027	(3%)		(1%)	882,264	742,590	19%		16%

OPERATING EBITDA MARGIN
Mexico	32.4%	31.1%	1.3	pp		33.1%	28.1%	5.0	pp
U.S.A.	19.4%	20.0%	(0.6	pp)		20.6%	19.3%	1.3	pp
Europe, Middle East and Africa	15.7%	13.2%	2.5	pp		17.9%	16.2%	1.7	pp
Europe	15.1%	13.6%	1.5	pp		17.9%	16.9%	1.0	pp
Middle East and Africa	17.3%	12.0%	5.3	pp		17.9%	13.8%	4.1	pp
South, Central America and the Caribbean	19.4%	18.6%	0.8	pp		21.6%	14.8%	6.8	pp

TOTAL	19.2%	19.4%	(0.2	pp)		20.8%	18.3%	2.5	pp

2025 Third Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January -September			Third Quarter
	2025	2024	% var	2025	2024	% var
Consolidated cement volume (1)	38,842	38,439	1%	13,667	13,071	5%
Consolidated ready-mix volume	32,206	32,747	(2%)	11,243	11,401	(1%)
Consolidated aggregates volume (2)	98,650	102,140	(3%)	35,084	35,417	(1%)

Per-country volume summary

	January - September	Third Quarter	Third Quarter 2025
DOMESTIC GRAY CEMENT VOLUME	2025 vs. 2024	2025 vs. 2024	vs. Second Quarter 2025
Mexico	(11%)	(6%)	1%
U.S.A.	(3%)	(1%)	(1%)
Europe, Middle East and Africa	7%	5%	(3%)
Europe	5%	7%	(1%)
Middle East and Africa	12%	(2%)	(10%)
South, Central America and the Caribbean	3%	5%	3%
READY-MIX VOLUME
Mexico	(11%)	(12%)	3%
U.S.A.	(6%)	(3%)	2%
Europe, Middle East and Africa	6%	6%	7%
Europe	(2%)	1%	1%
Middle East and Africa	21%	13%	17%
South, Central America and the Caribbean	(1%)	(7%)	6%
AGGREGATES VOLUME
Mexico	(15%)	(10%)	7%
U.S.A.	(6%)	(0%)	6%
Europe, Middle East and Africa	4%	3%	3%
Europe	3%	4%	0%
Middle East and Africa	9%	1%	15%
South, Central America and the Caribbean	(6%)	(10%)	1%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2025 Third Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - September	Third Quarter	Third Quarter 2025 vs.
DOMESTIC GRAY CEMENT PRICE	2025 vs. 2024	2025 vs. 2024	Second Quarter 2025
Mexico	(4%)	10%	4%
U.S.A.	(2%)	(3%)	(1%)
Europe, Middle East and Africa (*)	4%	9%	2%
Europe (*)	2%	2%	(1%)
Middle East and Africa (*)	32%	58%	10%
South, Central America and the Caribbean (*)	1%	3%	(1%)
READY-MIX PRICE
Mexico	(3%)	10%	4%
U.S.A.	1%	0%	(0%)
Europe, Middle East and Africa (*)	5%	8%	0%
Europe (*)	6%	7%	(0%)
Middle East and Africa (*)	8%	12%	4%
South, Central America and the Caribbean (*)	3%	7%	1%
AGGREGATES PRICE
Mexico	(4%)	10%	1%
U.S.A.	5%	6%	0%
Europe, Middle East and Africa (*)	2%	3%	(1%)
Europe (*)	1%	1%	(2%)
Middle East and Africa (*)	8%	12%	5%
South, Central America and the Caribbean (*)	(2%)	(1%)	1%

All price variations are based on FOB prices.

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2025 Third Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - September	Third Quarter	Third Quarter 2025 vs.
DOMESTIC GRAY CEMENT PRICE	2025 vs. 2024	2025 vs. 2024	Second Quarter 2025
Mexico	5%	6%	1%
U.S.A.	(2%)	(3%)	(1%)
Europe, Middle East and Africa (*)	2%	4%	1%
Europe (*)	(2%)	(3%)	(1%)
Middle East and Africa (*)	49%	57%	7%
South, Central America and the Caribbean (*)	2%	3%	(2%)
READY-MIX PRICE
Mexico	6%	6%	0%
U.S.A.	1%	0%	(0%)
Europe, Middle East and Africa (*)	1%	1%	(2%)
Europe (*)	2%	1%	(1%)
Middle East and Africa (*)	3%	3%	(0%)
South, Central America and the Caribbean (*)	6%	5%	(1%)
AGGREGATES PRICE
Mexico	4%	6%	(2%)
U.S.A.	5%	6%	0%
Europe, Middle East and Africa (*)	(2%)	(2%)	(2%)
Europe (*)	(3%)	(3%)	(2%)
Middle East and Africa (*)	2%	1%	(1%)
South, Central America and the Caribbean (*)	0%	(3%)	(1%)

All price variations are based on FOB prices.

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2025 Third Quarter Results	Page 12

Other Information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - September			Third Quarter
In thousands of US dollars	2025	2024	% var	2025	2024	% var
General and administrative expenses	880,240	890,761	(1%)	283,334	296,379	(4%)
Selling expenses	269,857	282,563	(4%)	87,771	93,616	(6%)
Distribution and logistics expenses	1,286,289	1,402,308	(8%)	445,396	459,127	(3%)

Operating expenses before depreciation	2,436,386	2,575,632	(5%)	816,501	849,122	(4%)

Depreciation in operating expenses	179,357	166,502	8%	61,809	56,232	10%

Operating expenses	2,615,743	2,742,134	(5%)	878,310	905,355	(3%)

As % of Net Sales
General and administrative expenses	7.4%	7.3%	6.7%	7.3%
SG&A expenses	9.6%	9.6%	8.7%	9.6%

Equity-related information

As of December 31, 2024, based on our latest 20-F Annual Report, the number of outstanding CPO-equivalents was 14,487,786,971. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information, if any, regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2024. For the three-month period ended September 30, 2025, no CPOs were repurchased by Cemex under its share repurchase program approved at Cemex, S.A.B. de C.V.’s ordinary annual shareholders meeting held on March 25, 2025.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2024, were 20,541,277. Starting 2024, employees receive restricted ADRs instead of restricted CPOs. Restricted ADRs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	Third Quarter				Second Quarter
	2025		2024		2025
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,313	(63)	940	82	1,506	(35)
Interest rate swaps (2)	1,640	(26)	1,408	(51)	1,505	(44)
Fuel derivatives (3)	244	7	374	3	298	6

	3,197	(82)	2,722	34	3,309	(73)

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of September 30, 2025, the derivatives related to net investment hedge represent a notional amount of US$1,063 million.

2)

As of September 30, 2025, these instruments are related to bank loans, including interest rate swap derivatives with a notional amount of US$720 million, and interest rate and exchange rate swap derivatives with a notional amount of US$920 million.

3)

Cemex’s derivative financial instruments portfolio includes swaps and financial options. These derivative instruments are mainly used to hedge the market price risk of certain fuels associated with certain Cemex operations, such as transportation and production. In addition, there are call spreads on Brent oil and derivatives thereof, designed to mitigate the exposure related to the cost of fuel implicit in distribution expenses.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of disposal of the net investment. As of September 30, 2025, in connection with the derivatives portfolio’s fair market value, Cemex recognized changes in mark-to-market resulting in a financial liability of US$82 million.

2025 Third Quarter Results	Page 13

Other Information

Discontinued operations

In September, Cemex signed a sales agreement with an affiliate of Grupo Estrella, divesting Cemex’s assets in Panama, mainly consist of one cement plant, ready-mix concrete, aggregates assets, and rights to acquire additional reserves for Panama’s operations. Cemex retained its admixtures business in Panama. As of September 30, 2025, Cemex’s divested assets and liabilities in Panama are presented in the line items “Assets held for sale” for $267 million and “Liabilities related to assets held for sale” for $51 million. For the nine-month periods ended September 30, 2025 and 2024, Cemex’s operations in Panama are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

On January 30, 2025, Cemex completed the sale of its operations in the Dominican Republic to Cementos Progreso Holdings, S.L., and its strategic partners for a total consideration of $928 million, after adjustments for final cash, debt, and working capital balances. The divested assets consisted of one cement plant in the Dominican Republic with two integrated production lines, along with related cement, ready-mix concrete, aggregates, and marine terminal assets. For the period from January 1 to January 30, 2025 and the nine-month period ended September 30, 2024, Cemex’s operations in the Dominican Republic are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations,” including in 2025 a gain on sale of $583 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of sale and goodwill write off of $13 million.

On December 2, 2024, considering separate agreements with each counterparty and the satisfaction of closing conditions, including the approval by the Philippine Competition Commission and the fulfillment of other requirements by the purchasers to the shareholders of Cemex Holdings Philippines, Inc. (now named Concreat Holdings Philippines, Inc.) (“CHP”), including the non-controlling interest owned by third parties in CHP, Cemex concluded the sale of its operations and assets in the Philippines to DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to Cemex’s controlling interest of US$798 million including the sale of minority investments and debt assumed by the purchaser. The assets sold consisted of 2 cement plants, 18 land distribution centers, and six marine distribution terminals. For the nine-month period ended September 30, 2024, Cemex’s operations in the Philippines are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

On September 10, 2024, Cemex sold its operations in Guatemala to Holcim Group, for a total consideration of US$212 million. The divested assets mainly consisted of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready-mix plants and five distribution centers. For the periods from January 1 to September 10, 2024, Cemex’s operations in Guatemala are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

Based on the disclosures above, the following table presents condensed combined information of the income statements for the nine-month periods ended September 30, 2025 and 2024, for Cemex’s discontinued operations related to Panama, the Dominican Republic, the Philippines and Guatemala:

INCOME STATEMENTS	Jan-Sep		Third Quarter
(Millions of U.S. dollars)	2025	2024	2025	2024
Sales	130	708	36	229
Cost of sales, operating expenses, other expenses, and gain on sale, net	512	(461)	—	(42)
Interest expense, net, and others	(6)	4	(3)	22

Income (loss) before income tax	636	251	33	209

Income tax	(4)	(25)	(1)	(17)

Net result from discontinued operations	632	226	32	192

2025 Third Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Colombia, Puerto Rico, Nicaragua, Jamaica, Trinidad and Tobago, Guyana, Barbados, Peru and Bahamas.

The EMEA region includes Europe, Middle East and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion includes operations in United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow from operations Cemex defines it as Operating EBITDA minus net interest paid, maintenance capital expenditures, maintenance lease payments, fixed asset sales, change in working capital, net taxes paid, and other cash expenditures.

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Sales, when referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

Operating EBITDA margin, or EBITDA margin, is calculated by dividing our “Operating EBITDA” by our sales.

pp equals percentage points.

Prices all reference to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Growth capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Investment in intangible assets equals investments and expenses incurred in the development of internal-use software, industrial property, and trademarks.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS. According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter
	2025 Average	2024 Average	2025 Average	2024 Average	2025 End of period	2024 End of period
Mexican peso	19.49	17.92	18.62	19.34	18.32	19.69
Euro	0.8934	0.9207	0.8614	0.9084	0.8521	0.8981
British pound	0.7588	0.7809	0.7465	0.7620	0.7439	0.7477

Amounts provided in units of local currency per U.S. dollar.

2025 Third Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, goals, targets, and expectations (operative, financial or otherwise), and typically can be identified by the use of words such as, but not limited to, “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target”, “goal,” “strategy,” “intend,” “aimed,” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary, including materially, from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, assumptions, and other important factors that could cause results and any guidance presented in this report to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission (“SEC”), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: changes in general economic, political and social conditions, including government shutdowns, new governments and decisions implemented by such new governments, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence and the liquidity of the financial and capital markets in Mexico, the United States of America, the European Union (the “EU”), the United Kingdom, or other countries in which we operate; the cyclical activity of the construction sector and reduced construction activity in our end markets or reduced use in our end markets for our products; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the public and private infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash or other contributions to the pension plans; changes in spending levels for residential and commercial construction and general infrastructure projects; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices of raw materials, good and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations; our ability to secure and permit aggregates reserves in strategically located areas in amounts that our operations require to operate or operate in a cost-efficient manner; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply with regulations and implement technologies and other initiatives that aim to reduce and/or capture CO2 emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have operations; the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, export controls, construction, human rights and labor

2025 Third Quarter Results	Page 16

Disclaimer

welfare, and acquisition-related rules and regulations in the countries and regions in which we have operations; the effects of currency fluctuations on our results of operations and financial condition; our ability to satisfy our obligations under our debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, and also regarding our subordinated notes with no fixed maturity and other financial obligations; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by third parties, government and regulatory agencies, including antitrust investigations and claims; our ability to protect our reputation and intellectual property; our ability to consummate asset sales or consummate asset sales in terms favorable to Cemex, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products and services, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including but not limited to tariffs or import taxes, including those imposed by the United States to key markets in which we operate, in particular, Mexico and the EU, and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (the “USMCA”), and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain; availability and cost of trucks, railcars, barges, and ships, terminals, warehouses, as well as their licensed operators, drivers, staff and workers for transport, loading and unloading of our materials or that are otherwise a part of our supply chain; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities and how any measures implemented by governments to detect and prevent money laundering, terrorism financing and corruption, and other illegal activities, affect our customers, suppliers and countries in which we do business in general; defaults, losses or disruptions in agreements, financial transactions or operations resulting from sanctions or restrictions imposed on any financial institution, including but not limited to banks, trustees, payment processors, paying agents or other financial intermediaries, or any related parties; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, conflicts in the Middle East and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as, for example, COVID-19); and our ability to implement our “Future in Action” climate action program and achieve our sustainability goals and objectives.

2025 Third Quarter Results	Page 17

Disclaimer

Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained in the information disclosed in this report. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The forward-looking statements and the information contained in this report are made and stated as of the dates specified in this report and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or correct the information contained in this report or revise any forward-looking statements in this report, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the SEC, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this report not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are internal records.

This report includes certain non-International Financial Reporting Standards (“IFRS”) financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA” (operating earnings before other expenses, net plus depreciation and amortization) and “Operating EBITDA Margin” (Operating EBITDA for the period divided by our revenues as reported in our financial statements). The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in the report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

2025 Third Quarter Results	Page 18

Disclaimer

Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organization to refer to their reports in this report. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products.

The information, statements, and opinions contained in this report do not constitute a public offer under any applicable legislation, an offer to sell, or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments.

Cautionary Statement Regarding Environmental, Social, and Governance (“ESG”) and Sustainability-Related Data, Metrics, and Methodologies

This report may include non-financial metrics, estimates, or other information related to ESG and sustainability matters that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified.

The preparation of certain information on ESG and sustainability matters that may be contained in the report requires the application of a number of key judgments, assumptions, and estimates. The reported measures reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or, to the extent legally required, may need to be restated or changed. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in the report, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis.

Additionally, the information disclosed in this report may contain references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a “green”, “social”, or “sustainable” or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as “green”, “social”, or “sustainable” or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that our activities, products, or assets and/or reporting of such activities and/or reporting of those activities, products, or assets will meet any present or future expectations or requirements for describing or classifying such activities, products, or assets as “green”, “social”, or “sustainable” or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

2025 Third Quarter Results	Page 19

Disclaimer

Cautionary Statement Regarding Forward-Looking ESG or Sustainability Statements

Certain sections in the report may contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, business and human rights, corporate governance, research and development and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements may also include references to specific programs, such as our “Future in Action” climate action program, as well various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to: the extent and pace of climate change, including the timing and manifestation of physical and transition risks; the macroeconomic environment; uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies; the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks; changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven; excessive costs and expenses related to acquire and/or develop technology for mitigation; the roll-out of low carbon infrastructure; the availability and adoption of renewable energy within in our value chain; the development of carbon capture, circular utilization, and sequestration technologies, including the adoption of cost-effective carbon-related technologies such as carbon capture, utilization, and storage ; the availability of accurate, verifiable, reliable, consistent, and comparable climate-related data; lack of transparency and comparability of climate-related forward-looking methodologies; variation in approaches and outcomes, as variations in methodologies may lead to under or overestimates and consequently present exaggerated indication of climate-related risk; and reliance on assumptions and future uncertainty (calculations of forward-looking metrics are complex and require many methodological choices and assumptions).

Accordingly, undue reliance should not be placed on these forward-looking statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations.

There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL

REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2025 Third Quarter Results	Page 20